





Francisco G. · 3rd

Co-Founder PRIMARI Analytics | Intelligence Professional | Rutgers University Advisory Board| Stevens Venture Center EIR

New York, New York · 500+ connections · Contact info

PRIMARI Analytics

Stevens Institute of Technology

Experience

Co-Founder

PRIMARI Analytics

Jul 2018 – Present · 1 yr 10 mos

New York, New York

Friendly AI for Business Professionals.

DAN, PRIMARI's Digital Employee powered by Friendly AI, simplifies and facilitates the "anywhere/anytime" work experience, reduces workload of busy professionals, allows users to operate any software without prior skills and improves job satisfaction for millions of workers.

Advisory Board Member

Rutgers University

May 2018 – Present · 2 yrs

Piscataway, NJ

Center for Innovation Education
Design Thinking Advisory Board Member focused on software design and persuasive technology.
-Promoting Design Thinking Ideas
-Promote Program & Lecture Series

...see mor

Tino Go



Entrepreneur In Residence
Stevens Institute of Technology
Feb 2018 – Present · 2 yrs 3 mos
Hoboken, NJ
Advisor to the Stevens Venture Center Startups
-Business Planning
-Capital Raising
-Market Sizing

Advisor
Ribbit.io
Aug 2018 – Present · 1 yr 9 mos
New York, New York



Advisor
DexterityDB
Feb 2018 – Present · 2 yrs 3 mos
New York, New York

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Likewise--really
enjoyed the
conversation and
looking forward to
the campaign. :)

  Tino Go · 4:15 PM

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Education



Stevens Institute of Technology
Master of Science, Management
2007 – 2009

Achieved a cumulative GPA of 3.7 in concentrated studies of Management and Technology Management

Completed relevant coursework including: statistical models, economics, corporate finance, project management, project planning and monitoring, risk management, managerial accounting, organizational behavior and conflicts, strategic management, technology management



Ferris State University
Bachelor of Science, Finance

Recipient of NCAA DII Tennis Scholarship
2-time Quarterfinals of NCAA National Championship



Instituto Tecnológico y de Estudios Superiores de Monterrey
High School
1998 – 2001

Tino Go

Licenses & Certifications

Series 63

Series 7

 

Likewise--really enjoyed the conversation and looking forward to the campaign. :)

 Tino Go · 4:15 PM

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Skills & Endorsements

Financial Modeling · 46

 Endorsed by **3 of Francisco's colleagues at PwC**

 Endorsed by **9 people who know Financial Modeling**

Valuation · 38

 Endorsed by **David R. Jarczyk and 1 other who is highly skilled at this**

 Endorsed by **2 of Francisco's colleagues at Institute of Technology**

Mergers & Acquisitions · 37

 Endorsed by **Kevin Doyle, who is highly skilled at this**

 Endorsed by **4 of Francisco's colleagues at**

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Tino Go

Likewise--really enjoyed the conversation and looking forward to the campaign. :)

Tino Go • 4:15 PM



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